UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January, 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding

23 January 2009

DIRECTOR/PDMR SHAREHOLDING

The Financial Services Authority recently clarified the disclosure obligations for PDMRs who grant security over their shareholdings.

Dame Marjorie Scardino informed the board on 9 December 2008 that between March 2006 and May 2008 she granted security to HSBC over part of her holding in Pearson ordinary shares, along with a range of other assets, to secure personal borrowings.

At the close of business on 22 January 2009, this arrangement covered 216,668 shares representing less than 0.03% of the total number of Pearson ordinary shares in issue. As of today, her total shareholding in Pearson was 632,755 ordinary shares, equivalent to 0.078% of Pearson's issued share capital.

The voting and dividend rights relating to these shares have remained with Dame Marjorie at all times. She does not anticipate the security ever being realised, and she therefore expects to retain the full beneficial ownership of these shares.

ENDS

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   23 January, 2009

By:   /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary